Exhibit 77D

THE ROYCE FUND

Royce Discovery Fund

        On June 10, 2010, The Board of Trustees of The Royce Fund voted to amend the principal investment strategies and portfolio management assignments of Royce Discovery Fund (the "Fund"), effective August 9, 2010, to allow evaluation by Royce portfolio managers of the purchase and sale recommendations generated using Royce's quantitative model. George Necakov remains involved with the Fund's management as co-portfolio manager. James J. Harvey became a co-manager and Charles M. Royce an assistant portfolio manager to allow for this evaluative process.